[MODERN MEDIA ACQUISITION CORP. S.A. LETTERHEAD]

August 13, 2019

Via EDGAR

Mr. Joshua Shainess

Office of Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Modern Media Acquisition Corp. S.A.
Registration Statement on Form F-4
File No. 333-229613

Dear Mr. Shainess:

In accordance with Rule 461 of the General Rules and Regulations of the Securities Act of 1933, Modern Media Acquisition Corp. S.A. (the “Company”) hereby requests that the effective time and date of the Company’s Registration Statement on Form F-4 (File No. 333-229613) (the “Registration Statement”) be accelerated to 4:00 p.m., Eastern time, on August 14, 2019 or as soon as practicable thereafter. Once the Registration Statement has been declared effective, we respectfully request that you confirm that event with our counsel, Mark L. Hanson of Jones Day, at (404) 581-8573.

Please contact Mark L. Hanson at Jones Day at (404) 581-8573 if you have any questions concerning the foregoing. Thank you for your attention to this matter.

Very truly yours,

Modern Media Acquisition Corp. S.A.

/s/ Lewis W Dickey, Jr.
By:	Lewis W. Dickey, Jr.
Title:	President and Chief Executive Officer

cc:	Lewis W. Dickey, Jr.

Bradley C. Brasser, Esq.

Robert B. Barnes, Esq.

Mitchell Day, Esq.

            (Jones Day)

Mitchell S. Nussbaum, Esq.

David J. Levine, Esq.

            (Loeb & Loeb LLP)